SEC SECUR
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Section ANN

MAR 01 2017

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17009416

PART III

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SEC FILE NUMBER
8-67357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHORELINE AMBROSE ADVISORS, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Suite 120
(No. and Street)

San Diego	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	West Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShorelineAmbrose Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

See ~~Attached~~ Notary Certificate BELOW

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California, County of SAN DIEGO
Subscribed and sworn to (or affirmed) before me on this 27 day of FEBRUARY 2017 by TIMOTHY G. MALOTT proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Signature (seal)

OFFICIAL SEAL
MARQUERITE OLER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2078231
SAN DIEGO COUNTY
MY COMM. EXP. SEPT. 10, 2018

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive
San Diego, CA 92122

Report on the Financial Statements

I have audited the accompanying statement of financial condition of ShorelineAmbrose Advisors, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of ShorelineAmbrose Advisors, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShorelineAmbrose Advisors, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of ShorelineAmbrose Advisors, LLC financial statements. Supplemental Information is the responsibility of ShorelineAmbrose Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	70,451
Accounts receivable		22,500
Undeposited funds		2,000
Total assets	$	94,951

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	5,670
Total liabilities		5,670
Member's equity		
Member's equity		89,281
Total member's equity		89,281
Total liabilities and member's equity	$	94,951

See accompanying notes to financial statements
and independent auditors' report.

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Income	$ 1,625,156
Total revenues	1,625,156
Expenses	
Project related costs and referral fees	1,415,252
Occupancy	64,800
Regulatory fees	11,345
Professional fees	10,200
Other operating expenses	91,481
Total expenses	1,593,078
Net income before income tax provision	32,078
Income tax provision	6,800
Net income	$ 25,278

See accompanying notes to financial statements
and independent auditors' report.

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Member's Equity
Balance at January 1, 2016	$	50,303
Member's contributions		15,000
Member's distribution		(1,300)
Net income		25,278
Balance at December 31, 2016	$	89,281

See accompanying notes to financial statements
and independent auditors' report.

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income		$ 25,278
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:	-	
Accounts Receivable	$ 8,768	
Prepaid expenses	230	
Deposits	(2,000)	
Increase (decrease) in liabilities:		
Accounts payable	3,677	
Total adjustments		10,675
Net cash provided by (used in) operating activities		35,953
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member's contributions	15,000	
Member's distribution	(1,300)	
Net cash provided by financing activities		13,700
Net increase in cash		49,653
Cash at beginning of period		20,798
Cash at end of period		$ 70,451
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 6,800	

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. NATURE OF OPERATIONS

ShorelineAmbrose Advisors LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. In May 2016, the Company changed their name to ShorelineAmbrose Advisors LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a subsidiary of a partnership of Shoreline Partners, LLC and Ambrose Capital Partners, LLC, (the "Parents"). Shoreline Partners, LLC entered into an agreement on April 29, 2016 with Ambrose Capital Partners, LLC whereby both own 50% of ShP Securities, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Success fees are recognized as earned and retainer fees are recognized as services performed.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Subsequent Events (continued)

which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2016, the Company's net capital was $64,781, which is in excess of the required minimum net capital. Also, at December 31, 2016 aggregate indebtedness to net capital ratio was .09 to 1.

NOTE 4. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parents whereby the Company pays the Parents for use of office space and general office services. During the year ended December 31, 2016, the Company incurred $132,000 of expenses which is included in various expense accounts in the statement of operations.

The Company pays its Parents for consulting services. During the year ended December 31, 2016, the Company incurred $1,083,065 of consulting expenses for services provided by its Parents; this amount is included in project related costs and referral fees in the statement of operations.

SUPPLEMENTARY INFORMATION

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

NET CAPITAL		
Total member's equity	$	89,281
Less non-allowable assets:		
Accounts receivable		(22,500)
Undeposited funds		(2,000)
Net capital	$	64,781
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	59,781
6-2/3% of aggregate indebtedness	$	378
Ratio of aggregate indebtedness to net capital		8.75%

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Schedule II – Reconciliation of Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	64,781
Adjustment		-
Net capital as reported on the Company's FOCUS report	$	64,781
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	378
Adjustment		-
Aggregate indebtedness as reported on the Company's FOCUS report	$	378

ShorelineAmbrose Advisors LLC (f/k/a ShP Securities, LLC)
Schedule III - Computation for Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Schedule IV - Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.
For the Year Ended December 31, 2016

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive,
Ste. 120
San Diego, CA 92122

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) ShorelineAmbrose Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ShorelineAmbrose Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) ShorelineAmbrose Advisors, LLC stated that ShorelineAmbrose Advisors, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception. ShorelineAmbrose Advisors, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ShorelineAmbrose Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

ShorelineAmbrose Advisors, LLC

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2016

Dear Mr. Richardson, Jr.:

Please be advised that ShorelineAmbrose Advisors, LLC, has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016, through December 31, 2016. ShorelineAmbrose Advisors, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (M & A advisory transactions only). ShorelineAmbrose Advisors, LLC's past business has been of a similar nature, and the Firm has complied with this exemption since its inception.

Timothy G. Malott, the President/CEO of ShorelineAmbrose Advisors, LLC, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2016.

Timothy G. Malott has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected ShorelineAmbrose Advisors, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (858) 587-9800.

Sincerely.

ShorelineAmbrose
Advisors, LLC

By:

Timothy G. Malott
President/CEO

6310 Greenwich Drive, Ste. 120
San Diego, CA 92122
858-587-9800

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive,
Ste. 120
San Diego, CA 92122

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by ShorelineAmbrose Advisors, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating ShorelineAmbrose Advisors, LLC., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). ShorelineAmbrose Advisors, LLC.'s management is responsible for ShorelineAmbrose Advisors, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $3,493.00.

2. Compared audited Total Revenue for the period of January 01,2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, ShorelineAmbrose Advisors, LLC. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017